UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

July 15, 2015

Michael Hogan
FOLIO*fn* Investments, Inc.
8180 Greensboro Drive, 8th Fl.
McLean, VA 22102

Re: FOLIO*fn* Investments, Inc. -- Request for No-Action Relief from Rule 15c2-4(b)(1) TP Track No. 15-16

Dear Mr. Hogan:

By letter dated July 15, 2015 ("Letter"), you request on behalf of FOLIO*fn* Investments, Inc. ("Folio"), that the staff of the Division of Trading and Markets ("Division") provide you with assurance that it will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Exchange Act Rule 15c2-4(b)(1) if Folio accepts money received for certain best efforts contingent offerings offered on the Platform in a manner consistent with the Letter and the representations contained therein.[1]

Exchange Act Rule 15c2-4(b)(1) states that it shall constitute a "fraudulent, deceptive, or manipulative act or practice, as used in Section 15(c)(2) of the [Exchange] Act, for any broker, dealer . . . participating in any distribution of securities, other than a firm-commitment underwriting, to accept any part of the sale price of any security being distributed unless . . . [i]f the distribution is being made on an 'all-or-none' basis, or on any other basis which contemplates that payment is not to be made to the person on whose behalf the distribution is being made until some further event or contingency occurs, (1) the money or other consideration received is promptly deposited in a separate bank account, as agent or trustee for the persons who have the beneficial interest therein, until the appropriate event or contingency has occurred, and then the funds are promptly transmitted or returned to the persons entitled thereto."[2] Rule 15c2-4 is designed to protect investors and issuers by insulating the proceeds of an offering from the financial reverses or unlawful activities of a broker-dealer participating in a securities distribution (other than a firm commitment underwriting) once a broker-dealer accepts funds in connection with such offerings. Rule 15c2-4 was adopted in response to situations in which an underwriter or other broker-dealer participating in an offering sold offering securities, collected payments due, and then failed to remit such payments to the person entitled thereto (e.g., sometimes the insolvency of a broker-dealer made it impossible for the issuer to receive the offering proceeds from that broker-dealer).[3] Rule 15c2-4(b) imposes an obligation on broker-

[1] We have attached a copy of your letter. Each defined term in our response has the same meaning as defined, directly or by reference, in your attached letter, unless we note otherwise.

[2] 17 CFR sec. 240.15c2-4(b)(1).

[3] Exchange Act Release No. 6689 (Dec. 20, 1961).

dealers to ensure that an issuer receives offering proceeds promptly if a contingency occurs and the transaction closes; or if the contingency is not satisfied the investors receive a prompt reimbursement of their funds.

Folio represents that it offers a Platform to facilitate Folio Customers who wish to submit Conditional Offer(s) in securities offerings, which may include offerings subject to Exchange Act Rule 15c2-4.[4] In particular, we note that Folio will be accepting funds under Rule 15c2-4 when the customer is required at any point, in an other than firm commitment underwriting, to have funds in the Folio Customer's account to purchase shares in the offering prior to the offering's contingencies being met. For these best efforts contingent offerings made available on the Platform, Folio proposes to promptly sweep (or maintain) an amount of cash equivalent to the relevant Conditional Offer by the customer into (or in) its Cash Sweep Program,[5] which utilizes FDIC-insured bank accounts. The cash would remain in the FDIC-insured bank accounts used as part of the Cash Sweep Program until such Conditional Offer is (i) cancelled by the customer (if then cancellable), (ii) the conditions of the offering are satisfied and the offering closes, or (iii) the issuer's offering is withdrawn or expired. Once one of these enumerated activities occurs, the funds will be promptly transmitted or returned to the persons entitled thereto.

Based on the facts and representations Folio has made in the Letter, including that the Platform will comply with Rule 10b-9, but without necessarily concurring in Folio's analysis, the Division will not recommend enforcement action to the Commission under Rule 15c2-4(b)(1) if Folio establishes a Platform in which Folio Customers' funds are swept into an FDIC-insured bank account as part of Folio's Cash Sweep Program[6] for Folio Customers on a daily basis when the Federal Reserve Banks are open, and in particular on Folio's representations that:

1. Folio is a registered, self-clearing broker-dealer that holds cash and securities on behalf of customer accounts pursuant to Exchange Act Rule 15c3-3 and maintains minimum net capital pursuant to Exchange Act Rule 15c3-1.
2. No Folio Customer funds will come into the possession of the issuer until all contingencies are satisfied and the offering closes.
3. Each issuer is unaffiliated with Folio.

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4 Folio represents that it will comply with the requirements and obligations under the Securities Act of 1933 and the rules thereunder. In particular, in the context of a registered offering, a "Cancel By Date," "Cash Needed By Date," and "Revocation Date" may not precede, nor may customers be invited to transfer funds sufficient to pay for Conditional Offers prior to, the effective date of the related registration statement.

5 Folio represents that they use a Cash Sweep Program utilizing FDIC-insured accounts to sweep that portion of Folio Customers' free credit balances, in excess of any amounts maintained as free credit balances, from the Folio Customers' securities accounts to FDIC-insured bank accounts.

6 We understand that the funds are not further separated for each offering where the issuer selects a Cash Needed By Date or requires cash to be in the Folio Customer account or in a Cash Sweep Account at the time a Conditional Offer is submitted.

4. Issuers will promptly receive the offering proceeds due to the issuer if the contingencies are satisfied and the offering closes.
5. Folio Customer funds remain in the Cash Sweep Accounts until Settlement Date.
6. In the event that an offering or a Conditional Offer is cancelled or a contingency is not met, Folio will promptly make Folio Customer funds available to the Folio Customer for use.
7. FDIC protection will be afforded to each Folio Customer in its Cash Sweep Program.
8. Except for a de minimis amount of Folio assets treated as non-allowable under SEC Rule 15c3-1, which are used by Folio for testing and demonstrations as well as facilitating customer trading in fractional shares and odd lots, Folio will neither sweep any assets of Folio into any Cash Sweep Accounts that hold funds for securities offered on the Platform, nor otherwise hold assets owned by Folio in such accounts.
9. To the extent a Conditional Offer requires that funds be available in the amount of the Conditional Offer until Settlement Date, the amount of cash required will be promptly swept to or maintained in the FDIC-insured bank accounts used as part of the Cash Sweep Program for the benefit of the Folio Customer until such Conditional Offer is cancelled (if then cancellable), the conditions of the offering are satisfied and the offering closes, or the issuer's offering is withdrawn or expired.
10. The amount of funds for each Folio Customer participating in the Cash Sweep Program at each bank participating in the Cash Sweep Program is recorded daily on Folio's books and records. These amounts are clearly identified and recorded on a distinct section of the stock record or similar record. Furthermore, Folio preserves this record for a period of not less than six years, the first two years in an easily accessible place in a manner consistent with the requirements of Exchange Act Rule 17a-4.
11. Folio treats records pertinent to the establishment and operation of the Cash Sweep Program as its own records and preserves these records for a period of not less than six years, the first two years in an easily accessible place in a manner consistent with the requirements of Rule 17a-4.
12. Folio will make and keep a separate record of each Conditional Offer including:
    a. Each transfer of offering proceeds to the issuer's account on behalf of the Folio Customer, whether each applicable contingency has been met, any cancellation of a Conditional Offer, and the Settlement Date for the Conditional Offer, and
    b. A separate file containing a current list of issuers of securities that are carried on its books and records subject to the terms and conditions set forth above.

This position is based solely on the facts presented and representations made in your Letter and is strictly limited to the application of the use of the Cash Sweep Program for purposes of 15c2-4(b)(1), as described above and in your Letter. Any different facts or representations may require a different response. In the event that any material change occurs in

the facts or representations in your Letter, the use of the Cash Sweep Program for purposes of 15c2-4(b)(1) shall be discontinued, pending presentation of the facts for our consideration. This position is subject to modification or revocation in the future. The Division expresses no view with respect to any other questions the proposed activities may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or rules of any self-regulatory organization to, the proposed activities. In addition, this no-action position does not address the potential application of the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rules 10b-5 and 10b-9 thereunder.

Sincerely,

Josephine J. Tao
Assistant Director

Attachment